Exhibit 1

MTS Announces Second Quarter 2017 Financial Results

- Return to Profitability During the Second Quarter of 2017 -

Ra’anana, Israel / River Edge, NJ, USA – August 10, 2017 – Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management (TEM), enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, today released its financial results for the second quarter of 2017.

MTS’s revenues for the second quarter of 2017 totaled $2.4 million compared with $3.4 million in the second quarter of 2016 and $2.4 million in the first quarter of 2017. After a net loss of $(899,000), or $(0.10) per diluted share, for the first quarter of 2017, we are pleased to announce that the Company recorded net income of $91,000 for the second quarter, or $0.01 per diluted share compared with a net loss of $(22,000), or $(0.00) per diluted share for the second quarter of 2016. On a non-GAAP basis (as described and reconciled below), the Company posted net loss for the second quarter of $(179,000), or ($0.02) per diluted share, compared with net income of $262,000, or $0.03 per diluted share, for the second quarter of 2016.

Revenues for the six months ended June 30, 2017 were $4.8 million compared with $6.7 million for the comparable period in 2016. Net loss for the six months ended June 30, 2017 was $(808,000), or ($0.09) per diluted share, compared with a net loss of $(246,000) or ($0.03) per diluted share in the comparable period in 2016. On a non-GAAP basis (as described and reconciled below), net loss for the six months ended June 30, 2017 was $(686,000), or ($0.08) per diluted share, compared with net income of $294,000, or $0.04 per diluted share, for the comparable period in 2016.

Commenting on the results, Mr. Haim Mer, Chairman of the Board of MTS, said, “Our return to profitable operations in the second quarter reflects our successful execution of the operating plan that we announced last quarter. We reduced our ongoing operating expenses substantially in the second quarter and are working diligently to maintain our operating margins in the face of the inherent business risks and fluctuations that we face. We are now concentrating on growing the business. Our Vexigo operating unit has focused on its core digital advertising business and we have been successful in initiating steps to connect more partners. We believe brand safety is extremely important, and we are working to guarantee even higher quality traffic to customers. These efforts are succeeding in increasing our video advertising volume.”

“The telecommunications side of our business continues to be stable as we have maintained a high level of satisfaction from our customer base. We also released a new version of our innovative eXsight Unified Communications and Collaboration (UC&C) Management Solution, which enables companies to increase efficiencies and reduce costs,” said Mr. Mer.

As previously announced, the Company received NASDAQ Staff Determination letters indicating that it is not in compliance with NASDAQ’s minimum shareholders’ equity and share price continued listing requirements. The Company submitted its plan to regain compliance with the minimum $2.5 million in shareholders’ equity requirement as set forth in NASDAQ Marketplace Rule 4320(e)(2)(B), and it received a notice from the Listing Qualifications Department of NASDAQ advising that it has until August 15, 2017 to regain compliance. The plan to regain compliance, which includes the conversion of $1.2 million in debt into equity and the sale of $400,000 of ordinary shares in a private placement, is detailed in the Company’s Proxy Statement for its Annual General Meeting of Shareholders to be held on August 13, 2017, that was furnished to the Securities and Exchange Commission on June 29, 2017.

Subsequent to the mailing of the proxy material, the proposed conversion of $1.2 million of debt held by former Vexigo shareholders into 1.2 million ordinary shares of the Company was amended to provide that the debt would be converted into five year warrants which provide for the issuance of 1.2 million ordinary shares for no additional consideration. The warrants are subject to a two-year lock-up period. Subject to the debt conversion consummation and the approval at the Annual General Meeting, the Company expects to raise $400,000 in a private placement to several board members, certain former shareholders and beneficial shareholders of Vexigo Ltd. and a former officer of the Company.

Non-GAAP Financial Measures: This release includes non-GAAP net loss and basic and diluted net loss per share. These non-GAAP measures exclude the following items:

•	Amortization of purchased intangible assets (net of tax effect)
•	Stock based compensation expenses
•	Reorganization and other non-recurring costs

MTS’s management believes that the presentation of non-GAAP measures provides useful information to investors and management regarding financial and business trends relating to the Company's results of operations as well as the net amount of cash generated by its business operations. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. MTS believes that non-GAAP financial measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. See below for a reconciliation of GAAP to non-GAAP measures.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) provides digital advertising solutions for online and mobile platforms and call accounting and TEM solutions and services.

MTS’s Vexigo (www.vexigo.com) subsidiary provides digital advertising solutions for online and mobile platforms, and leverages them to offer advertising optimization services to advertisers and website owners.

MTS’s telecommunications business provides innovative products and services to enterprises for their call accounting and for management of their telecom expenses (TEM).

Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

Contacts:

Alon Mualem

CFO

Tel: +972-9-7777-540

Email: alon.mualem@mtsint.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,461	$1,508
Restricted cash	416	504
Restricted marketable securities	-	136
Trade receivables, net	2,907	5,305
Other accounts receivable and prepaid expenses	477	343

Total current assets	5,261	7,796

LONG-TERM ASSETS:
Severance pay fund	804	752

PROPERTY AND EQUIPMENT, NET	191	198

OTHER ASSETS:
Goodwill	3,479	3,479
Other intangible assets, net	52	63

Total other assets	3,531	3,542

Total assets	$9,787	$12,288

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2017	2016
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$2,844	$4,086
Deferred revenues	1,638	1,374
Accrued expenses and other liabilities	1,740	2,554
Liabilities related to Vexigo acquisition	1,216	1,202
Liabilities of discontinued operations	132	132

Total current liabilities	7,570	9,348

LONG-TERM LIABILITIES
Accrued severance pay	1,024	914
Deferred tax liability	166	166

Total long-term liabilities	1,190	1,080

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY:
Share capital	24	23
Additional paid-in capital	26,539	26,569
Treasury shares	(29)	(29)
Accumulated other comprehensive income	5	1
Accumulated deficit	(25,512)	(24,704)

Total shareholders' equity	1,027	1,860

Total liabilities and shareholders' equity	$9,787	$12,288

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016
Revenues:
Services	$2,918	$2,909	$1,557	$1,478
Product sales	712	608	236	405
Video Advertising	1,197	3,214	622	1,504

Total revenues	4,827	6,731	2,415	3,387

Cost of revenues:
Services	735	1,399	270	698
Product sales	185	287	90	143
Video Advertising	1,138	1,315	514	535

Total cost of revenues	2,058	3,001	874	1,376

Gross profit	2,769	3,730	1,541	2,011

Operating expenses:
Research and development	1,274	1,092	517	573
Selling and marketing	928	1,128	403	551
General and administrative	1,487	1,681	563	841

Total operating expenses	3,689	3,901	1,483	1,965

Operating profit (loss)	(920)	(171)	58	46
Financial income (expenses), net	114	6	35	(28)

Income (loss) before taxes on income	(806)	(165)	93	18
Taxes on income	2	81	2	40

Net income (loss)	$(808)	$(246)	$91	$(22)

Net income (loss) per share:

Basic and diluted income (loss) per Ordinary share	$(0.09)	$(0.03)	$0.01	$(0.00)

Weighted average number of Ordinary shares used in computing basic and diluted net income (loss) per share	8,728,544	8,119,776	8,754,157	8,353,207

RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,		Three months ended June 30,
	2017	2016	2017	2016

GAAP net income (loss)	(808)	(246)	91	(22)
Stock-based compensation expenses	(30)	122	(45)	75
Intangible assets amortization, net of tax effects	11	418	5	209
Reorganization and other non-recurring costs	141	-	(230)	-

Non-GAAP net income (loss)	$(686)	$294	$(179)	$262

Net income (loss) per share:

GAAP basic and diluted net income (loss) per ordinary share	$(0.09)	$(0.03)	$0.01	$(0.00)

Non-GAAP basic and diluted net income (loss) per ordinary share	$(0.08)	$0.04	$(0.02)	$0.03

Weighted average number of ordinary shares used in computing non-GAAP basic net income(loss) per share	8,728,544	8,119,776	8,754,157	8,353,207

Weighted average number of ordinary shares used in computing non-GAAP diluted net income (loss) per share	8,728,544	8,119,776	8,754,157	8,353,207